UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1



                           GRUPO ELEKTRA, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40050A201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Mr. Ricardo Salinas Pliego
                      Edificio Parque Cuiculico (Esmeralda)
                          Av. Insurgentes Sur, No. 3579
                            Col. Tlalpan La Joya 1400
                                   Mexico D.F.
                              (011) 5255-8582-7805
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 40050A201                                          PAGE 2  OF  5 PAGES
--------------------------------------------------------------------------------


============== =================================================================
      1
               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ricardo Salinas Pliego
-------------- -----------------------------------------------------------------
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

-------------- -----------------------------------------------------------------
      3
               SEC USE ONLY


-------------- -----------------------------------------------------------------
      4
               SOURCE OF FUNDS*

               PF
-------------- -----------------------------------------------------------------
      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

-------------- -----------------------------------------------------------------
      6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               Mexico
--------------------- ---------- -----------------------------------------------
     NUMBER OF            7
                                 SOLE VOTING POWER
       SHARES
                                 24,359,144
         BY
                      ---------- -----------------------------------------------
        EACH              8
     REPORTING                   SHARED VOTING POWER

    PERSON WITH                   -0-

                      ---------- -----------------------------------------------
                          9
                                 SOLE DISPOSITIVE POWER

                                 69,564,351
                      ---------- -----------------------------------------------
                         10
                                 SHARED DISPOSITIVE POWER

                                 -0-
-------------- -----------------------------------------------------------------
     11
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               69,564,351
-------------- -----------------------------------------------------------------
     12
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]


-------------- -----------------------------------------------------------------
     13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               29.3%
-------------- -----------------------------------------------------------------
     14
               TYPE OF REPORTING PERSON (See Instructions)
               IN
-------------- -----------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This Statement relates to the beneficial ownership of Common Stock, no par value (the "Common Shares"), of Grupo Elektra, S.A. de C.V. (the "Issuer"). On September 9, 2002, the Issuer announced and commenced the public trading a single class of shares, each representing 15 shares of the former Class A, Class B and Class L common shares. Notwithstanding the existence of the Issuer's single class of Common Shares, in the previously filed Schedule 13D, reference was made to the Series B Shares held by Mr. Ricardo Salinas Pliego (and corresponding CUSIP number) because such Series B Shares were the subject of such Schedule 13D and were in existence at the time of the events which gave rise to the filing of such statement. Reference in this Schedule 13D/A will be made to the Common Shares (and corresponding CUSIP number) because such Common Shares are the subject of this Schedule 13D/A and were in existence at the time of the events which gave rise to the filing of this statement. The address of the principal executive office of the Issuer is Edificio Parque Cuiculico (Esmeralda), Av Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F.


ITEM 2.     IDENTITY AND BACKGROUND.

            Mr. Ricardo Salinas Pliego is the Chairman of the Board of Directors and the President of the Issuer. Mr. Ricardo Salinas Pliego also holds executive positions in other Mexican corporations. The principal business address for Mr. Ricardo Salinas Pliego is Edificio Parque Cuiculico (Esmeralda), Av. Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F. Mr. Ricardo Salinas Pliego is a citizen of the United Mexican States.

            During the last five years,  Mr. Ricardo Salinas Pliego has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 30, 2004, Mr. Ricardo Salinas Pliego donated 6,886,050 Common Shares to his father, Mr. Hugo Salinas Price.


ITEM 4.  PURPOSE OF TRANSACTION.

            The transfer of Common Shares by Mr. Ricardo Salinas Pliego to Mr. Hugo Salinas Price resulted in the donation of 6,886,050 Common Shares by Mr. Ricardo Salinas Pliego and the subsequent beneficial ownership of such Common Shares by Mr. Hugo Salinas Price. Except as set forth herein and in the previous
Schedule 13D, Mr. Ricardo Salinas Pliego has made no proposals and has entered into no agreements which could be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER.

  (a) As of the date hereof, Mr. Ricardo Salinas Pliego has acquired 24,359,144 Common Shares and will receive 15,064,265 Common Shares and has the right to acquire a further 30,140,942 Common Shares. As a result, Mr. Ricardo Salinas Pliego may be deemed to beneficially own 69,564,351 Common Shares representing 29.3% of the Common Shares of the Issuer.

  (b) Mr. Ricardo Salinas Pliego has voting power with respect to 24,359,144 Common Shares.

  (c)   None.

  (d)   None.

  (d)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Ricardo Salinas Pliego, through an agreement with Investment Partners VIII, LLC, as described in the previous Schedule 13D, has received 24,657,624 Common Shares and will receive 15,064,265 Common Shares of the Issuer. Mr. Ricardo Salinas Pliego, through option agreements with Stichting Administratiekantoor Liverpool, a Dutch entity, as described in the previous
Schedule 13D, has a right to acquire 20,295,526 Common Shares of the Issuer. Mr. Ricardo Salinas Pliego, through option agreements with Liverpool Investments BV, a Dutch limited liability company, has acquired 9,748,080 Common Shares and has a right to acquire 9,845,416 Common Shares of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The  following  is filed  herewith  as an  Exhibit  to this  Amendment  No. 1 to
Schedule 13D:

Exhibit 1 - Power of Attorney (incorporated by reference in original filing).

                                    SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of this 25th day of June, 2004.



RICARDO SALINAS PLIEGO



By:  /s/ Francisco Borrego
   ------------------------------
   Attorney-In-Fact